UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42738

Delixy Holdings Limited

883 North Bridge Road, #04-01

Singapore 198785

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 12, 2026, the board of directors of Delixy Holdings Limited, a Cayman Islands exempted company (the “Company”), approved a reverse share split of the Company’s ordinary shares at a ratio of 1-for-5 (the “Reverse Share Split”), as previously authorized by the Company’s shareholders at the general meeting held on February 23, 2026 (at which the shareholders approved the consolidation of the Company’s shares within a specified range and authorized the board of directors to fix the final ratio), such that (a) every five (5) issued ordinary shares of a par value of US$0.000005 each will be combined into one (1) issued ordinary share of a par value of US$0.000025 each and (b) any fractional shares will be rounded to the nearest whole share. As a result, the Company’s authorized share capital will remain unchanged at US$2,500, divided into 90,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares with a par value of US$0.000025 each.

The Company’s ordinary shares expect to begin trading on a post-split basis on the Nasdaq Stock Market LLC on September 28, 2026, under the current symbol “DLXY”. The new CUSIP number following the Reverse Share Split is G2703G 111.

On September 18, 2026, the Company issued a press release announcing the Reverse Share Split. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Delixy Holdings Limited

Date: September 18, 2026	By:	/s/ Xie, Dongjian
	Name:	Xie, Dongjian
	Title:	Chief Executive Officer

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